Contacts:

Lorus Therapeutics Inc. Media Contacts:       US Investor Relations

Bruce Rowlands  Pereina Choudhury / Amy Banek    Tim Clemensen

Senior Vice President  Mansfield Communications      Rubenstein Investor Relations

(416) 798-1200 ext. 338 (416) 599-0024 / (212) 370-5045    (212) 843-9337

browlands@lorusthera.com pereina@mcipr.com/amy@mcipr.com   tim@rir1.com

LORUS THERAPEUTICS INC. PRESENTS PROGRESS IN ITS PRODUCT DEVELOPMENT PROGRAMS AT BIO 2004

TSX:  LOR

AMEX: LRP

TORONTO, CANADA, JUNE 7, 2004 – Lorus Therapeutics Inc. (“Lorus”) announced today that it is participating and presenting at the BIO 2004 Annual International Convention, June 6th to June 9th 2004, in San Francisco, California.

Dr. Jim A. Wright, president and chief executive officer, Lorus will provide an overview of the company’s business strategy and product development programs at BIO 2004 on Monday June 7th, 2004, at 4:00 PM in Room B.

BIO 2004 Annual International Convention is one of the world’s largest biotechnology conferences with more than 60 countries represented at this year’s San Francisco convention.  The convention provides Lorus with the opportunity to share its clinical and preclinical progress with a distinguished international audience comprised of scientists, clinicians, investors and colleagues from the biotechnology community and pharmaceutical industry worldwide.

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies.  Lorus’ goal is to capitalize on its research, pre-clinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer.  Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Late-stage clinical development and marketing may be done in cooperation with strategic pharmaceutical partners.  Lorus currently has three products in human clinical trials with a pipeline of seven clinical trials in phase II clinical trial programs and one phase III registration clinical trial.  Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP.

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Forward Looking Statements

Except for historical information, this press release contains forward-looking statements, which reflect the Company’s current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated.  These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company’s ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company’s ability to attract and retain business partners and key personnel, future levels of government funding, the Company’s ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company’s ongoing quarterly filings, annual information form, annual reports and 40 -F filings. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.’s press releases are available through the Company’s Internet site: http://www.lorusthera.com .

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